Exhibit 99.2

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of January 26, 2026.

BETWEEN:

Zijin Gold International Company Limited, a corporation existing under the laws of Hong Kong (the “Purchaser”)

– and –

_________________, an individual resident in the of _______________ (the “Securityholder”)

RECITALS:

1.	The Securityholder is the beneficial owner of, or has control or direction over, the Subject Securities (as defined herein).

2.	The Securityholder understands that the Purchaser and Allied Gold Corporation (the “Company”) are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein).

3.	This Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“Acquisition Proposal” has the meaning ascribed thereto in the Arrangement Agreement;

“Affiliate” has the meaning ascribed thereto in the Arrangement Agreement;

“Agreement” means this agreement, including Schedule A annexed hereto, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under section 182 of the Business Corporations Act (Ontario) on the terms and subject to the conditions set out in the Plan of Arrangement, as supplemented, modified or amended;

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof between the Purchaser, Parent and the Company, as the same may be amended in accordance with its terms;

“Arrangement Resolution” has the meaning ascribed thereto in the Arrangement Agreement;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in the Province of Ontario or the People’s Republic of China or Hong Kong;

“Common Share” means a common share in the authorized share capital of the Company;

“Company” has the meaning ascribed thereto in the recitals hereto;

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires;

“Contract” means any legally binding agreement, commitment, arrangement, engagement, contract, license, lease, obligation or undertaking to which the Securityholder is a party or by which it is bound or affected or to which any of such Securityholder’s assets is subject;

“Convertible Debentures” has the meaning ascribed thereto in the Arrangement Agreement;

“Dissent Rights” has the meaning ascribed thereto in the Arrangement Agreement;

“DSUs” has the meaning ascribed thereto in the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in the Arrangement Agreement;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Governmental Entity” has the meaning ascribed thereto in the Arrangement Agreement;

“Law” or “Laws” has the meaning ascribed thereto in the Arrangement Agreement;

“Meeting” has the meaning ascribed thereto in the Arrangement Agreement;

“Options” has the meaning ascribed thereto in the Arrangement Agreement;

“Outside Date” has the meaning ascribed thereto in the Arrangement Agreement;

“Parent” has the meaning ascribed thereto in the Arrangement Agreement;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

“PSUs” has the meaning ascribed thereto in the Arrangement Agreement;

“RSUs” has the meaning ascribed thereto in the Arrangement Agreement;

“Subject Securities” means all Common Shares, Convertible Debentures, Options, DSUs, PSUs and RSUs beneficially owned or over which control or direction is exercised, directly or indirectly, by the Securityholder as at the date hereof, and shall further include any Common Shares, Convertible Debentures, Options, DSUs, PSUs and RSUs acquired or over which ownership, control or direction is acquired by the Securityholder after the date hereof, including any Common Shares acquired as a result of any exercise of Options or the conversion of any other security; and

“Subsidiary” has the meaning ascribed thereto in the Arrangement Agreement.

1.2	Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

1.3	Currency

All references to dollars, or to $, are expressed in Canadian currency except as otherwise indicated.

1.4	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

1.5	Phrasing

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement.

1.6	References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal, representatives, successors and permitted assigns.

1.7	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.8	Computation of Time

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.9	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

1.10	Schedules

Schedule A attached to this Agreement forms an integral part of this Agreement for all purposes of it.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)	The Securityholder has the legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Securityholder, and, assuming the due execution and delivery by the Purchaser, constitutes a legal, valid and binding agreement of the Securityholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(b)	The securities as set forth in Schedule A represent all Subject Securities held of record or beneficially owned or over which control or direction is exercised, directly or indirectly, by the Securityholder as of the date hereof. Other than the securities set forth in Schedule A, as of the date hereof, the Securityholder does not own of record or beneficially own, or exercise control or direction over, directly or indirectly, or have any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer or issuance to the Securityholder of, additional Common Shares, Convertible Debentures, Options, DSUs, PSUs or RSUs;

(c)	The Securityholder is, and will continue to be until the Effective Time, the sole beneficial owner of the Subject Securities, with good title thereto, free and clear of all encumbrances, liens, restrictions (other than resale, vesting or other similar restrictions), charges, claims and rights of others;

(d)	The Securityholder has the sole right to sell (or cause to be sold) and vote (or cause to be voted) all of the Common Shares set forth in Schedule A and, if applicable, all of Common Shares acquired or over which ownership, control or direction is acquired by the Securityholder after the date hereof;

(e)	No Person has any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto, except the Purchaser pursuant to the Arrangement;

(f)	None of the Subject Securities is subject to any power of attorney, proxy, voting trust, vote pooling or other agreement with respect to the voting or right to vote, call meetings of any of the Common Shareholders or give consents or approvals of any kind;

(g)	None of the execution and delivery by the Securityholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under: (i) any Contract to which the Securityholder is a party or by which the Securityholder or any of the property or assets of the Securityholder are bound; (ii) any judgment, decree, order or award of any Governmental Entity; or (iii) any applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the Securityholder’s ability to perform its obligations under this Agreement;

(h)	No consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Securityholder in connection with the execution and delivery by the Securityholder and enforcement against the Securityholder of this Agreement or the performance of the Securityholder’s obligations provided for herein other than any filings under insider or early warning requirements of applicable securities laws (provided that the Securityholder makes no representations or warranties with respect to the consents, waivers, approvals, authorizations or declarations of or by, or filings with, or notices to any Governmental Entities or other third parties on the part of the Company or the Purchaser necessary for the consummation of the transactions contemplated by the Arrangement Agreement); and

(i)	There is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of the Securityholder, threatened against the Securityholder or, if applicable, any of its directors or officers (in their capacities as such) that, individually or in the aggregate, could adversely affect in any manner the Securityholder’s ability to enter into this Agreement or perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities. There is no judgment, decree or order against the Securityholder or, to the extent applicable, any of its directors or officers (in their capacities as such) that could prevent, enjoin, alter, delay or adversely affect in any manner the ability of the Securityholder to enter into this Agreement, to perform its obligations under this Agreement or the title of the Securityholder to any of the Subject Securities.

2.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on these representations and warranties in completing the transactions contemplated by this Agreement and the Arrangement Agreement) the matters set out below:

(a)	The Purchaser is a validly subsisting corporation under the laws of its incorporating or organizational jurisdiction;

(b)	The Purchaser has the requisite corporate power, authority and approvals to enter into and perform its obligations under this Agreement and the Arrangement Agreement;

(c)	The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings or other actions on the part of the Purchaser are necessary to authorize this Agreement;

(d)	This Agreement has been duly executed and delivered by the Purchaser, and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)	None of the execution and delivery by the Purchaser of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Purchaser with the Purchaser’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under (i) any of the provisions of the articles, by-laws or other constating documents of the Purchaser; (ii) any judgment, decree, order or award of any Governmental Entity; or (iii) any applicable Laws, except, in the case of such Laws, as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the Purchaser’s ability to complete the transactions contemplated, or perform its obligations, under this Agreement; and

(f)	No consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Purchaser in connection with the execution and delivery by the Purchaser and enforcement against the Purchaser of this Agreement.

Article 3
COVENANTS

3.1	Covenants of the Securityholder

(a)	The Securityholder hereby covenants with the Purchaser that, from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Securityholder shall not (A) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement or any other transactions contemplated by the Arrangement Agreement, without having first obtained the prior written consent of the Purchaser, not to be unreasonably withheld, or (B) other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Securities, or enter into a voting agreement, understanding or arrangement with respect to the voting, the right to vote, call meetings of the Common Shareholders or give consents or approval of any kind with respect to any Subject Securities.

(b)	The Securityholder hereby covenants, undertakes and agrees, from the date of this Agreement until the Expiry Time, to vote (or cause to be voted) all the Subject Securities at any meeting of any of the Common Shareholders at which the Securityholder is entitled to vote in respect of such Subject Securities, including without limitation the Meeting, and in any action by written consent of the Common Shareholders:

(i)	in favour of the approval, consent, ratification and adoption of the Arrangement (including, without limitation, the Arrangement Resolution) and the transactions contemplated by the Arrangement Agreement (and any actions reasonably required for the consummation of the transactions contemplated by the Arrangement Agreement); and

(ii)	against (A) any Acquisition Proposal (other than the transactions contemplated by the Arrangement Agreement); and (B) any action that would reasonably be expected to impede, delay, interfere with, or discourage in any material respect the transactions contemplated by the Arrangement Agreement.

In connection with the foregoing, subject to this Section 3.1(b), the Securityholder hereby agrees to deposit a proxy or voting instruction form, duly completed and executed in respect of all of the Subject Securities, at least five (5) Business Days prior to the Meeting, voting all such Subject Securities in favour of the Arrangement Resolution. The Securityholder hereby agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered by the Securityholder pursuant to this Agreement notwithstanding any statutory or other rights which the Securityholder might have unless this Agreement is terminated in accordance with Section 4.1.

(c)	The Securityholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time to not, without the prior written consent of the Purchaser, requisition or join in the requisition of any meeting of any of the Common Shareholders for the purpose of considering any resolution.

(d)	Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, Section 4.5) or except as may be expressly permitted by the Arrangement Agreement or by the Purchaser in writing, the Securityholder agrees, until the Expiry Time:

(i)	not to exercise any rights of appraisal, Dissent Rights or other rights of dissent that the Securityholder may have arising from the transactions contemplated by the Arrangement Agreement;

(ii)	agrees, until the Expiry Time, not to bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying in any material respect such transactions or any aspect thereof;

(iii)	to promptly notify the Purchaser of any acquisitions by the Securityholder of any Common Shares or grants of any Convertible Debentures, Options, DSUs, PSUs or RSUs to the Securityholder after the date hereof. Any Common Shares acquired by, or Convertible Debentures, Options, DSUs, PSUs or RSUs granted to, the Securityholder after the date hereof shall be subject to the terms of this Agreement as though they were Subject Securities owned by the Securityholder on the date hereof; and

(iv)	that it will not exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation which would reasonably be regarded as likely to delay or prevent the completion of the transactions contemplated by the Arrangement Agreement.

(e)	The Securityholder hereby consents to:

(i)	details of this Agreement being set out in any information circular and court documents produced by the Company, the Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)	this Agreement being made publicly available on SEDAR, EDGAR and the Hong Kong Stock Exchange.

(f)	Except as required by applicable Law, applicable stock exchange requirements or the Arrangement Agreement, the Securityholder shall not make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

3.2	Covenants of the Purchaser

The Purchaser agrees to comply with its obligations under the Arrangement Agreement.

Article 4
GENERAL

4.1	Termination

This Agreement shall automatically terminate and be of no further force or effect only upon the earliest of:

(a)	the written agreement of the Purchaser and the Securityholder;

(b)	the date and time the Arrangement Agreement is terminated in accordance with its terms;

(c)	written notice by the Securityholder if:

(i)	the Purchaser, without the prior written consent of the Securityholder, decreases the amount, or changes the form, of the consideration payable in respect of the Common Shares set out in the Arrangement Agreement as at the date hereof or pursuant to the Arrangement; or

(ii)	the Purchaser and the Company, without the prior written consent of the Securityholder, otherwise vary the terms of the Arrangement Agreement in a manner that is adverse to the Securityholder;

(d)	the Effective Time; or

(e)	the Outside Date.

Any such termination of this Agreement in accordance with this Section 4.1 shall render the provisions of this Agreement of no further force and effect and no party shall have any further liability or obligations to any other party hereunder, provided however that such termination shall not prejudice the rights of a party as a result of a breach by any other party of its obligations hereunder occurring prior to such termination.

4.2	Time of the Essence

Time is of the essence in the performance of the parties’ respective obligations.

4.3	Amendment

This Agreement may, at any time and from time to time prior to the Effective Time, be amended by mutual written agreement of the parties hereto.

4.4	Equitable Relief

The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Securityholder of any of its covenants or obligations set forth in this Agreement, the Purchaser shall be entitled to an injunction or injunctions to prevent or restrain breaches of this Agreement by the Securityholder, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Securityholder hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement. The parties further agree that (a) by seeking the remedies provided for in this Section 4.4, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 4.4 are not available or otherwise are not granted, and (b) nothing set forth in this Section 4.4 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 4.4 prior or as a condition to exercising any termination right under Section 4.1 or pursuing damages after such termination, nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 4.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

4.5	Fiduciary Duties

Notwithstanding anything to the contrary herein, the Purchaser acknowledges and agrees that the Securityholder is not entering into this Agreement and making any agreement or understanding herein in any capacity other than in its capacity as a holder of Common Shares, Convertible Debentures, Options, DSUs, PSUs or RSUs and that the provisions hereof shall not be deemed or interpreted to bind the Securityholder in his or her capacity as an officer or director of the Company. Notwithstanding any provisions of this Agreement to the contrary, nothing herein shall restrict, limit or prohibit the Securityholder in any way from taking in good faith any actions necessary to discharge such Securityholder’s fiduciary duties or other legal obligations as a director and/or officer of the Company or that is expressly permitted by the Arrangement Agreement, and any such actions by any director or officer of the Company shall not constitute a violation of this Agreement.

4.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

4.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

4.8	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(a)	to the Purchaser at:

Zijin Gold International Company Limited
Unit 7508, International Commerce Centre 1 Austin Road
West Kowloon, Hong Kong

Attention: [Redacted – Personal Information]
Email:  [Redacted – Personal Information]

with a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention: John Turner / Bradley Freelan
Email: [Redacted – Personal Information]

(b)	if to the Securityholder, at the address for notices set out in Schedule A attached hereto.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day,

(ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile, or (iv) if sent by electronic mail, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 4.8. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

4.9	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.10	Successors and Assigns

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns and legal personal representatives. No party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, provided that if the Purchaser assigns the Arrangement Agreement to a Permitted Assignee (as defined in the Arrangement Agreement) in accordance with the terms of the Arrangement Agreement the Purchaser may may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, such Permitted Assignee, provided further that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Permitted Assignee for all of its obligations hereunder and such Permitted Assignee shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of the Purchaser.

4.11	Fees and Expenses

Each party shall pay all fees, costs and expenses incurred by such party in connection with this Agreement.

4.12	Independent Legal Advice

The Securityholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that it has either done so or waived its right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances

Each of the parties will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost (it being agreed that the requesting party will only be responsible for the reasonable, out-of-pocket costs incurred by the incurring party) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Signature page follows]

IN WITNESS OF WHICH the parties have executed this Agreement as of the date first written above.

WITNESSED BY:	) ) ) )
Witness Name: ____________________ Address: ____________________	) ) ) ) ) )	Securityholder Name: __________________________________

Zijin Gold International Company Limited

By:
Authorized Signing Officer

Schedule A

Subject Securities:

Registered Owner: ______________________________

Common Shares	Convertible Debentures	Options	RSUs	DSUs	PSUs

Beneficial Owner: ______________________________

Common Shares	Convertible Debentures	Options	RSUs	DSUs	PSUs

Address for Notices:

Allied Gold Corporation
200 Bay Street, Suite 2200
Toronto, ON M5J 2J3

Attention:	[Redacted – Personal Information]
Email:	[Redacted – Personal Information]